KANDI TECHNOLOGIES GROUP, INC.

Jinhua City Industrial Zone, Jinhua, Zhejiang Province, People’s Republic of China 321016

April 2, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, NE

Washington, D.C. 20549-0405

Attention: Amy Geddes

RE:	Kandi Technologies Group, Inc.
Registration Statement on Form S-3
Filed: March 25, 2019
File No.: 333-230495

Ladies and Gentlemen:

Kandi Technologies Group, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 5:00 P.M., Eastern Time on Friday, April 5, 2019, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, our interim Chief Financial Officer Emily Zhu at emily@kandigroup.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Hu Xiaoming
Hu Xiaoming Chairman & CEO

cc:	Emily Zhu, interim CFO, Kandi Technologies Group, Inc.
Elizabeth Fei Chen, Esq.